UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR lSd-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

File Number 333-289205

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

Unit A

West Cork Business & Technology Park

Clonakilty

County Cork

P85 FV48

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Admission of £30 Million Senior Secured Bond to Trading on Vienna MTF

On September 9, 2026, a senior secured bond programme with a maximum principal amount of £30 million issued by Davion Healthcare Finance Ltd (“Davion Finance”), a United Kingdom subsidiary of Davion Healthcare Plc (the “Company” or “Davion”), was admitted to trading on the Vienna MTF, a multilateral trading facility operated by Wiener Börse AG (Vienna Stock Exchange).

Davion Finance was established as a dedicated financing subsidiary of the Company to raise and deploy capital across the Davion group of companies.

The bonds have a five-year term commencing in August 2026 and bear interest at a fixed annual coupon rate of 10.5%. The bonds are issued in denominations of £100,000 and have been assigned ISIN GB00BTH2SB89.

The principal terms of the bond programme are as follows:

Issuer: Davion Healthcare Finance Ltd

Maximum Principal Amount: £30 million

Ranking: Senior secured

Term: Five years

Commencement: August 2026

Annual Coupon: 10.5% fixed

Denomination: £100,000

Trading Venue: Vienna MTF, operated by Wiener Börse AG

ISIN: GB00BTH2SB89

The bond programme provides the Company with an additional source of financing intended primarily to support its acquisition strategy. Proceeds raised under the programme are expected to be made available to companies within the Davion group to finance acquisitions of healthcare businesses and assets.

The Company is targeting acquisition opportunities across medical devices, diagnostics, medical distribution, healthcare technology and healthcare services, with a particular focus on established, cash-generative businesses that can contribute earnings to the Group and provide a platform for further growth.

Under the structure of the bond programme, proceeds are intended to be deployed on an acquisition-by-acquisition basis through Davion Finance, with security granted over the relevant assets acquired using such proceeds, in accordance with the applicable bond and security documentation.

Admission of the bonds to trading on the Vienna MTF does not mean that the entire £30 million maximum principal amount has been subscribed, placed or funded.

The Vienna MTF is a multilateral trading facility operated by Wiener Börse AG and is not an EU regulated market.

On September 14, 2026, the Company issued a press release announcing the admission of the bonds to trading on the Vienna MTF. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Davion Healthcare Plc, dated September 14, 2026, regarding the admission to trading on the Vienna MTF of the £30 million senior secured bond programme issued by Davion Healthcare Finance Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davion Healthcare Plc

By: /s/ Jack Kaye

Name: Jack Kaye

Title: Chief Executive Officer

Date: September 15, 2026

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